SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

CHIQUITA BRANDS INTERNATIONAL, INC.
(Name of Subject Company)

CHIQUITA BRANDS INTERNATIONAL, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

170032809
(CUSIP Number of Class of Securities)

James E. Thompson, Esq.
Executive Vice President and Chief Legal Officer
Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, North Carolina 28202
(980) 636-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications
on Behalf of the Person(s) Filing Statement)

With copies to:

David J. Friedman, Esq.
Peter C. Krupp, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
(212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by Chiquita Brands International, Inc., a New Jersey corporation, with the Securities and Exchange Commission on November 4, 2014 (as amended, the “Statement”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Except as otherwise noted below, no changes are being made to the Schedule 14D-9.

Item 2. Identity and Background of Filing Person

(a)	Item 2 of the Statement is amended and supplemented by amending and restating in its entirety the fourth paragraph in the subsection “Tender Offer” on page 2 as follows:

“The Offer was initially scheduled to expire at 12:00 midnight, New York City time, at the end of the day of Wednesday, December 3, 2014 (the “Initial Expiration Time”). Pursuant to the Merger Agreement and with the consent of the Company, the Offer was extended and is now set to expire at 12:00 midnight, New York City time, at the end of the day on Tuesday, December 23, 2014, unless extended further or terminated under the circumstances set forth in the Merger Agreement.”

Item 8. Additional Information

(a)	Item 8 of the Statement is amended and supplemented by adding the following paragraph to the end of the subsection “United States Antitrust Clearance”:

“On December 2, 2014, both the FTC and the DOJ granted early termination of the waiting period under the HSR Act applicable to the Offer. Accordingly, the HSR condition to the closing of the transaction relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

(b)	Item 8 of the Statement is amended and supplemented by adding the following paragraphs to the end of the subsection “Foreign States Antitrust Clearance”:

“As of December 3, 2014, additional merger antitrust filings have been made with the applicable authorities in each of the following jurisdictions: the European Union, Switzerland, Ukraine, Russia, Turkey, Ecuador and Costa Rica. On November 25, 2014, the antitrust authorities in Costa Rica notified the parties that the concentration operation as filed is authorized in Costa Rica and accordingly, all applicable consents and approvals for the Transactions required under the applicable antitrust laws in Costa Rica have been received. On December 3, 2014 the 3rd Chamber of Supervision and Enforcement Department of the antitrust authorities in Turkey notified the parties that Cutrale-Safra’s proposal as filed to acquire the Shares is authorized in Turkey, and accordingly, all applicable consents and approvals for the Transactions required under the applicable antitrust laws in Turkey have been received.

The remaining merger antitrust filings are subject to customary review periods in each jurisdiction in which the parties have made a filing, which periods may be terminated early or extended, as the case may be. In a press release issued on December 4, 2014 by Cutrale-Safra announcing the extension of the Offer, it was noted that Cutrale-Safra, subject to the satisfaction of all conditions, presently expects to be in a position to accept Shares for payment no later than the first half of January 2015, although the Acceptance Time may be earlier upon receipt of early termination in appropriate jurisdictions.

A copy of the press release issued on December 4, 2014 by Cutrale-Safra is filed as Exhibit (a)(15) hereto and is incorporated herein by reference.”

Item 9. Exhibits

(a)	Item 9 is hereby amended by adding the following exhibit to the exhibit index:

Exhibit No.	Description

(a)(15)	Press Release of Cutrale-Safra, dated December 4, 2014 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHIQUITA BRANDS INTERNATIONAL, INC.

	By:	/s/ James E. Thompson
		Name:	James E. Thompson, Esq
		Title:	Executive Vice President,
General Counsel and Secretary

Dated: December 4, 2014